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[CAMBREX LOGO]                                     Luke M. Beshar
                                                   Executive Vice President and
                                                   Chief Financial Officer
                                                   Direct Line: 201.804.3010
                                                   luke.beshar@cambrex.com


August 3, 2006


Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
US Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington, DC 20549

RE:  File No. 001-10638
     ------------------

Dear Mr. Rosenberg:

We are in receipt of your comment letter of July 28, 2006 on Cambrex's Form 10-K for fiscal year ended December 31, 2005.

As per my discussion with James Peklenk, we will need up to an additional 20 business days to respond to this comment letter. This extension is necessary due to our limited resources, the activities related to completing and filing Cambrex's Form 10-Q for the quarter ended June 30, 2006 and summer vacations for certain key individuals. Therefore, we expect to respond on or before September 11, 2006.

We will endeavor to respond as soon as reasonably possible and hope to not need the full 20 business day extension.

Please feel free to contact Greg Sargen, VP - Finance at 201-804-3055, or me at 201-804-3010, if you have any questions or comments.

Thank you,

/s/ Luke M. Beshar

cc:  James A. Mack
     Gregory Sargen


Cambrex Corporation | One Meadowlands Plaza | East Rutherford, NJ 07073 Phone 201.804.3000 | Fax 201.804.9852 | www.cambrex.com